Filed by Mobile Infrastructure Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Mobile Infrastructure Corporation

Commission File No. 333-269231

Dear Stockholder of Mobile Infrastructure Corporation,

You recently received proxy materials relating to proposals to be voted on at the Special Meeting of Stockholders (the “Special Meeting”) of Mobile Infrastructure Corporation (the “Company” or “MIC”), which will be held on Thursday, August 10, 2023, at 9:00 A.M., Eastern Time. You are receiving this REMINDER notice because you held shares of common stock in the Company on June 15, 2023, the record date of the Special Meeting, and we have not received your vote.  Please help us avoid adjournments, phone calls, additional mailings, and expenses by promptly voting your shares.

The Board of Directors of the Company unanimously recommends that you vote “FOR” all the proposals.

Among other items, we are asking stockholders of the Company to approve:

•	an amendment deleting provisions related to roll-up transactions from the Company’s charter (the “Charter Amendment Proposal”);

•

the merger of Queen Merger Corp. I (“Merger Sub”), with and into the Company with the Company continuing as the surviving entity and immediately following the effectiveness of such merger, the merger of the Company with and into the successor of Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), after its conversion to a Maryland corporation (“New MIC”), with New MIC continuing as the surviving entity (the “Merger”) (the “Merger Proposal”);

•	by advisory (non-binding) vote, the compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger; and

•	the adjournment of the Special Meeting from time to time, if necessary or appropriate, including to solicit additional proxies in favor of the Charter Amendment Proposal or the Merger Proposal.

            The completion of the Merger is expected to provide you with an opportunity for liquidity for your shares on the NYSE American. We urge you to vote “FOR” the Merger Proposal and the other proposals by following the instructions on the enclosed proxy card.  Your vote is important, no matter how large or small your holdings may be.

To be approved, the Charter Amendment Proposal and the Merger Proposal each require the affirmative vote of a majority of all the votes entitled to be cast at the Special Meeting on such proposals.   As such, a failure to vote has the effect of a vote against these proposals.

Additionally, the approval by our common stockholders of the Charter Amendment Proposal and the Merger Proposal is a condition to the completion of the Merger, and each of the Charter Amendment Proposal and the Merger Proposal is cross-conditioned on the approval of the other. If the Merger Proposal and the Charter Amendment Proposal are not approved, the Merger and certain of the other transactions contemplated by the Merger Agreement will not occur.

Please vote your shares of stock now so that your vote can be counted without delay. Voting is easy. You may use one of the options below to ensure that your vote is promptly recorded in time for the Special Meeting:

◼	VOTE BY TOUCH-TONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy voting form. Follow the instructions on your proxy card to cast your vote.
◼	VOTE VIA THE INTERNET: You may cast your vote by logging onto www.proxyvote.com as identified on the enclosed proxy voting form and following the instructions on the screen.
◼	VOTE BY MAIL: You may cast your vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have questions or need assistance in voting your shares, please call our proxy solicitor, Georgeson LLC at 1-(800) 676-0098.

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES FURTHER MAILINGS AND PHONE CALLS

We appreciate your support.

Additional Information

This document relates to the proposed transactions (the “Proposed Transactions”) contemplated by the Agreement and Plan of Merger, dated as of December 13, 2022, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023 (as amended, the “Merger Agreement”), by and among FWAC, Merger Sub, and MIC. On January 13, 2023, FWAC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which, as subsequently amended, the SEC declared effective on July 11, 2023. FWAC and MIC filed the final joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) in connection with the Merger Agreement with the SEC on July 11, 2023. The Joint Proxy Statement/Prospectus was sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus filed with the SEC because it contains important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W. 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.